Exhibit 3.3

CERTIFICATE OF MERGER OF

MICHIGAN ACQUISITION CORPORATION

(a Delaware corporation)

WITH AND INTO

ADVO, INC.

(a Delaware corporation)

This Certificate of Merger is hereby filed with the Secretary of State of the State of Delaware pursuant to Section 251 of the General Corporation Law of the State of Delaware.

FIRST: The name and state of incorporation of each of the constituent corporations (the “Constituent Corporations”) to the merger are as follows: Michigan Acquisition Corporation, a Delaware corporation (“Michigan”), and ADVO, Inc., a Delaware corporation (“ADVO”).

SECOND: An Agreement and Plan of Merger, dated as of July 5, 2006, as amended by Amendment No. 1 to the Agreement and Plan of Merger, dated as of December 18, 2006 (collectively, the “Merger Agreement”), by and among ADVO, Valassis Communications, Inc. and Michigan has been approved, adopted, certified, executed and acknowledged by each of the Constituent Corporations in accordance with the requirements of Section 251 of the General Corporation Law of the State of Delaware.

THIRD: At the effective time of the merger, Michigan will be merged with and into ADVO, with ADVO continuing as the surviving corporation in the merger (the “Surviving Corporation”).

FOURTH: That the Certificate of Incorporation of the Surviving Corporation, as amended and restated in its entirety, shall be as set forth as Exhibit A hereto.

FIFTH: The executed Merger Agreement is on file at the office of the Surviving Corporation located at One Targeting Centre, Windsor, CT 06095-2639.

SIXTH: A copy of the Merger Agreement will be furnished by the Surviving Corporation, upon request and without cost, to any stockholder of either Constituent Corporation.

SEVENTH: This Certificate of Merger, and the merger provided herein, shall become effective at the time this Certificate of Merger is filed with the Secretary of State of the State of Delaware.

IN WITNESS WHEREOF, the Surviving Corporation has caused this Certificate of Merger to be executed as of March 2, 2007.

ADVO, INC.

By:	/s/ S. Scott Harding
Name	S. Scott Harding
Title:	Chief Executive Officer

EXHIBIT A

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION OF

ADVO, INC.

FIRST: The name of this Corporation is: ADVO, Inc.

SECOND: The address of the Corporation’s registered office in the State of Delaware is 1209 Orange Street, in the City of Wilmington, County of New Castle. The name of its registered agent at such address is: The Corporation Trust Company.

THIRD: The purpose of this Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

FOURTH: The total number of shares of capital stock which the Corporation shall have authority to issue is 100 shares of Common Stock, par value $0.01 per share.

FIFTH The Board of Directors is expressly authorized to adopt, amend or repeal By-Laws, subject to the reserved power of the stockholders to amend and repeal any By-Laws adopted by the Board of Directors.

SIXTH: No person who is or was a director of the Corporation shall be personally liable to the Corporation for monetary damages for breach of fiduciary duty as a director unless, and only to the extent that, such director is liable (i) for any breach of the director’s duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the General Corporation Law or any amendment thereto or successor provision thereto, or (iv) for any transaction from which the director derived an improper personal benefit. No amendment to, repeal or adoption of any provision of the certificate of incorporation inconsistent with this article shall apply to or have any effect on the liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment, repeal, or adoption of an inconsistent provision. If the General Corporation Law of the State of Delaware hereafter is amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of the Corporation, in addition to the limitation on personal liability provided herein, shall be limited to the fullest extent permitted by the amended General Corporation Law of the State of Delaware.

SEVENTH: Each person who at any time is or was an officer or director of the Corporation, and is or was threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was an officer or director of another corporation, partnership, joint venture, trust or other enterprise, shall be indemnified against expenses (including attorneys’ fees), reasonably incurred by him in connection with any such action, suit or proceeding to the full extent permitted by the General Corporation Law including Section 145 of the General Corporation Law, as the same may be amended and supplemented from time to time. The foregoing right of indemnification shall in no way be deemed exclusive of any other rights of indemnification to which such officer or director may be entitled under any By-Law, agreement, vote of stockholders or disinterested directors or otherwise.

EIGHTH: Whenever a compromise or arrangement is proposed between this Corporation and its creditors or any class of them and/or between this Corporation and its stockholders or any class of them, any court of equitable jurisdiction within the State of Delaware may, on the application in a summary way of this Corporation or any creditor or stockholder thereof, or on the application of any receiver or receivers appointed for this Corporation under Section 291 of Title 8 of the Delaware Code or on the application of trustees in dissolution or of any receiver or receivers appointed for this Corporation under Section 279 of Title 8 of the Delaware Code, order a meeting of the creditors or class of creditors, and/or of the stockholders or class of stockholders of this Corporation, as the case may be, to be summoned in such manner as the said court directs. If a majority in number representing three-fourths in value of the creditors or class of creditors, and/or of the stockholders or class of stockholders of this Corporation, as the case may be, agree to any compromise or arrangement and to any reorganization of this Corporation as a consequence of such compromise or arrangement, the said compromise or arrangement and the said reorganization shall, if sanctioned by the court to which the said application has been made, be binding on all the stockholders or class of stockholders, of this Corporation, as the case may be, and also on this Corporation.

NINTH: Unless and except to the extent that the By-Laws shall so require, the election of directors of the Corporation need not be by written ballot.

TENTH: Any action that the stockholders may take at any regular or special stockholders meeting may also be taken by the stockholders at any time through an action by written consent in accordance with the General Corporation Law of the State of Delaware.